FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities and Exchange Act of 1934

For the date of 9 February, 2004

Espírito Santo Financial Group S.A.
(Translation of registrant’s name into English)

Espírito Santo Financial Group S.A.
231 Val des Bons Malades
Luxembourg-Kirchberg
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FOR IMMEDIATE RELEASE

Contact:
Manuel Villas-Boas
Espírito Santo Financial Group
+44-20-7332-4350
- or -
Bernard Compagnon
Taylor Rafferty, London
+44-20-7936-0400
- or -
James P Prout
Taylor Rafferty, New York
+1-212-889-4350

ESPÍRITO SANTO FINANCIAL GROUP ANNOUNCES 2003 RESULTS OF TRANQUILIDADE GROUP OF INSURANCE COMPANIES

Luxembourg/Portugal – February 4, 2004 – Espírito Santo Financial Group S.A. (“ESFG”) (NYSE and Euronext Lisbon: ESF) announced today preliminary results of its insurance group of companies in Portugal, Companhia de Seguros Tranquilidade, (“Tranquilidade”) (non-life), Companhia de Seguros Tranquilidade Vida (“Tranquilidade Vida”) (life) and Espírito Santo Seguros (“ES Seguros”) (non-life bancassurance) for year end 2003.

As a result of the significant turn-around in its operational and financial activities, and following positive results in the course of the year, Tranquilidade’s net profits at end 2003 reached 20.0 million Euros, against a loss of 18.6 million Euros in 2002, corresponding to a return on equity of 14.0%.

These results are mainly attributable to:

a)	The restructuring of the business mix, which enabled Tranquilidade strongly to increase its operating profitability, whilst largely maintaining the same premium volumes of the previous year, and

b)	The increased return and yield of its investment portfolio, that contributed to pre-tax results with 21.3 million Euros in 2003 (compared to 9.5 million in 2002, including unrealized losses of 12.2 million Euros in Tranquilidade Vida).

On the other hand, Tranquilidade's statutory results were achieved in spite of the impact of significant non-recurrent and exceptional costs related to the restructuring program initiated in December 2001 and the amortization of the significant investments made in the past concerning the IT infrastructure and systems, as follows:-

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a)	12.7 million Euros in 2003, relating to redundancy costs resulting from the restructuring plan initiated in December 2001, which is expected to be concluded in 2004; the implementation of this plan has already resulted in a substantial reorganization of the human resource structure at Tranquilidade, and

b)	2.8 million Euros relating to the amortization of the investments in IT and systems initiated in 1996 and concluded in 2000, which allowed Tranquilidade to benefit from superior segmentation capabilities as well as better and more comprehensive management and underwriting tools, so far unrivalled in the Portuguese market. Such amortizations are expected to have an impact on the statutory accounts of Tranquilidade up to 2005.

In terms of operational results, the combined ratio improved by approximately 9.9%, declining from 107.3% in 2002 to 97.4 % during 2003. This improvement is largely explained by a significant reduction in claims (the claims ratio net of reinsurance decreased from 72.8% to 62.9%) and by the reduction in operating expenses from 84.0 million Euros in 2002 to 82.0 million Euros in 2003. Furthermore, the above-mentioned reduction in the claims ratio was achieved with no changes in the traditionally and comparatively high reserving level at Tranquilidade. In particular,

•	In motor, the claims ratio (net of reinsurance) decreased from 76.8% in 2002 to 65.9% in 2003. This improvement is due to the strict and segmented underwriting policy and tariff increases followed at Tranquilidade both in respect to new business and the portfolio.

•	In workers' compensation, the claims ratio (net of reinsurance) decreased from 74.6% in 2002 to 66.2 % in 2003. This result was achieved after a detailed review of the portfolio as well as increased control of the underwriting of these risks, coupled with tariff increases.

•	Total headcount decreased by 23.0% since 2002, whilst related personnel costs decreased by 14.1% in 2003, as a result of the turnaround plan. In terms of administrative expenses, total cash expenses relating to IT systems decreased 7% in 2003. In addition to these cost reductions, marketing expenses were maintained, without jeopardizing the high brand recognition level of Tranquilidade, which currently stands at 90.0%.

These results were only possible following the substantial investments made between 1996 and 2000 in Tranquilidade’s systems, which allowed it significantly to enhance its segmentation and underwriting process as well as its capabilities to analyze business and better understand policyholders' sensitivities to different pricing levels.

Tranquilidade is only now starting to benefit more fully from its past investments in systems and IT. The competitive advantage created by these investments, together with the turnaround plan initiated in 2002, was behind Tranquilidade’s successful restructuring of its portfolio mix.

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In addition to its non-life activities, Tranquilidade was successful in the marketing of life insurance and banking products, through its agent network. Tranquilidade sold more than 34.0 million Euros of Pension Products (PPRs) produced by Tranquilidade Vida and was able further to increase its share of the new mortgages produced by Banco Espírito Santo Group (“BES Group”), from 11.0% to 12.0%, corresponding to a total of approximately 6.0% of the total mortgage stock of the BES Group.

Results at Tranquilidade Vida at the end of 2003, continued to reflect the recovery initiated in the first quarter of the year. A net profit of 25.5 million Euros was reached, against a loss of 62.5 million Euros at end 2002. The main contributors to this substantial turn-around were strong premium growth, a good performance of Tranquilidade Vida’s financial activities, a strong increase in technical results and the tight control of its operating costs. Furthermore, the growth in revaluation reserves, seen for the first time since 2000, to the level of 30.3 million Euros at end 2003, provides further evidence of Tranquilidade Vida’s increased strength.

Despite the unfavourable macro-economic environment in Portugal, Tranquilidade Vida continued to experience very strong growth in new business in its life insurance activities, especially in the most profitable and strategically relevant products like PPRs and traditional life risk products. Total premium income increased in 2003 by 22.4% to 859.4 million Euros, split between 854.2 million Euros originated in Portugal (up from 697.7 million Euros in the preceding year) and 5.2 million Euros in Spain (up from 4.413 million Euros in the preceding year). Tranquilidade Vida’s market share increased from 14.9% in 2002 to 15.9 % in 2003, and it maintained its third place in the ranking of Portuguese life insurance companies.

Tranquilidade Vida continued to benefit from the exclusive access to the large customer base of the BES Group, the banking group of ESFG, which is crucial for the success of its life insurance activities, in a market largely dominated by bancassurance operations. In 2003, BES Group accounted for 93.3% of total production and the traditional channels – essentially the agent network managed by Tranquilidade – accounted for the remaining 6.7%. However, despite its relative smaller overall importance the distribution through the traditional non-banking channel has a very profitable business mix, with 81.0% of those premiums composed by high margin PPR and traditional term products.

This increase in overall premium income was supported by the strong performance of the most profitable and strategically relevant product segments, as follows -:

•	PPRs: In 2003, Tranquilidade Vida continues to maintain its strong market share of 29.8% in the profitable and the strategically important market of pension plans in Portugal. While the market for PPRs in Portugal increased by 14.5%, the Company increased premium income in PPR by 17.8% to 396.3 million Euros. In addition to their own attractive profit margins these pension products enhance client retention, due to their long-term characteristics, and allow increased cross-selling of other insurance and banking products. Moreover, they are instrumental in keeping customer funds of the extensive customer base of BES Group within the Group.

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•	Traditional life insurance (term products): While this product segment increased at Tranquilidade Vida by only 5.8% up to 63.1 million Euros in 2003, its most profitable policies within this segment (i.e. credit related life insurance and the term life covers- Protecção Vida sold through the banking channel- and Valor Protecção -sold through the agent network) increased by 16.5% and account for a total of 51,8 million Euros.

•	Capitalisation Products: After a period in which the emphasis on these products was deliberately reduced, Tranquilidade Vida resumed growth in unit linked capitalisation products. Thus, premiums in capitalisation products increased by 30.9% in 2003 to 394.8 million Euros, mainly due to strong growth of unit linked products, where premiums increased by 81.3% to 100.1 million Euros in 2003.

Tranquilidade Vida’s technical results increased by 10.4% in 2003 to 36.2 million Euros. This was due to Tranquilidade Vida’s focus on risk products as well as pension products, which have in the first case lower capital requirements and in both cases higher profitability margins. As a matter of fact, pension plans and traditional risk products accounted for 86.0% of technical results, an increase of 12.1% compared to 2002.

In 2003, the investment portfolio underwent a significant restructuring in order to reduce its exposure to equity capital markets, and to the effects of changing expectations relating to interest rates and structured products. This restructuring, coupled with the significant recovery in value of the strategic stakes held by Tranquilidade Vida in BES and Portugal Telecom – both largely responsible for the write-downs in 2001 and 2002 – enabled Tranquilidade Vida substantially to improve its results from financial activities in 2003 and completely to write-off the deferred 39.5 million Euros incurred in 2001, which were still being carried in its accounts.

As a consequence of the strong premium growth – especially in its asset gathering products like PPRs – the investment portfolio of Tranquilidade Vida increased by 515.0 million Euros to 5,193.0 million Euros, corresponding to an 11.0% growth.

In the same period, operating costs decreased by 10.4% compared to 2002 and the ratio of general expenses over premium declined from 3.41% in 2002 to 2.5% in 2003, whilst technical results covered 107.0% of operating costs in 2003, against 89.0% in 2002.

ES Seguros’s results at end 2003 reached 3.0 million Euros, corresponding to an increase of 221.3% over the results of the previous year. As a consequence, total shareholder’s equity increased by 26.5% to 14.4 million Euros.

Despite the less favourable macro-economic environment experienced in Portugal during 2003, the non-life bancassurance activities grew strongly, resulting in increased market penetration as well as rising overall profitability.

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ES Seguros sells very simple and standardized products (like household insurance, standard motor and health insurance) to the retail customer base of BES Group.

While, in 2003, total gross premium income increased by more than 25.8%, total claims expenses net of reinsurance increased only by 24.6% and net administration expenses net of reinsurance by 22.7%. Consequently, the claims ratio (as a percentage of gross premiums) decreased from 84.7% in 2002 to 83.5% in 2003, resulting in an increase in technical results of more than 262.1% compared to 2002, to 3.2 million Euros.

- ### -

The Espírito Santo Financial Group provides, through its subsidiaries, a global and diversified range of financial services to its clients including Commercial banking, Insurance, Merchant banking, Stock-brokerage and Asset management in Portugal and internationally.

FOR IMMEDIATE RELEASE

Contact:
Manuel Villas-Boas
Espírito Santo Financial Group
+44-20-7332-4350
- or -
Bernard Compagnon
Taylor Rafferty, London
+44-20-7936-0400
- or -
James P Prout
Taylor Rafferty, New York
+1-212-889-4350

ESPÍRITO SANTO FINANCIAL GROUP S.A. ANNOUNCES 2003 RESULTS OF THE BANCO ESPÍRITO SANTO GROUP OF COMPANIES (Unaudited)

Luxembourg/Portugal – February 5, 2004 – Espírito Santo Financial Group (“ESFG”) (NYSE and Lisbon Stock Exchange: ESF) subsidiary, Banco Espírito Santo (BES), today announced its 2003 results.

HIGHLIGHTS

Net profit of euro 250.2 million, a record high, representing an increase of 14.4% on a comparable basis, corresponding to EPS of euro 0.83 (euro 0.74 in 2002).

Return on Equity (ROE) of 13.4% (13.1% in 2002), particularly favorable considering that it was achieved under very difficult economic conditions.

In terms of efficiency, BES Group met its target: operating costs rose by 0.2%, reflecting a Cost to Income ratio of 50.0%.

Banking revenue totaled euro 1,432.2 million (+7.5%), boosted by the increase in fees and commissions (+15.3%) that more than offset the decrease in net interest income (–4.7%). Capital markets results contributed with 15% to banking income, in line with the performance during the year.

Moderate credit growth (+5.9% including securitized credit) as a result of a more prudent lending policy and adverse economic conditions. On-balance sheet customer fundswere up by 11.8%, with a positive impact on the transformation ratio, which improved to 96% (from 104% in 2002).

Significant reinforcement of provisions: net provisioning charge for the year totaled euro 381.5 million (52.7% of the gross results). Credit provisions increase surpassed the overdue loans rise. Fund for General Banking Risks was reinforced by euro 111.8 million to euro 126.4 million at the end of the year. Solvency ratio remains well above required levels.

Proposed dividend of euro 0.33 per share, to be submitted to the General Shareholders’ Meeting.

1.  ECONOMIC ENVIRONMENT

After initial uncertainty caused by the war in Iraq, there was a moderate recovery in the world economy in 2003. In the United States, consumer demand was stimulated by monetary and budgetary policy, translating into GDP growth around 3.1%.

The Euro Area economy slowed down further, with GDP rising by around 0.5%. However, the growth pace was not linear throughout the year: Stagnation in the first half was followed by a small acceleration of GDP growth in the second half of the year, as exports picked up. Consumer confidence and expenditure levels remained conditioned by high unemployment (8.8%). Under these circumstances, the strong rise in the euro versus the dollar (20%) and the decline in average inflation to 2.1% led the ECB to prolong in 2003 the cycle of cuts in official interest rates. The main refi rate was cut by 75 basis points, reaching 2% by the end of the year.

On the equity markets side, 2003 reversed the negative trend of the previous years, the main stock indices registering significant increases. The Dow Jones and S&P 500 general indices gained 25% and 26%, while the Nasdaq climbed 50%. In the Euro Area, the Frankfurt DAX, the CAC and the IBEX 35 rose by respectively 37%, 16% and 28%.

In Portugal, economic activity was marked by the continuing process of adjustment of domestic demand in an adverse international context. Despite some signs of stabilization towards the end of the year, GDP is thought to have suffered a fall of 1%, driving unemployment higher, from 5.1% to around 6.4%. Equity markets mirrored international trends, the PSI-20 index rising by 16%.

2.  PRIOR NOTE TO THE ANALYSIS OF THE ACTIVITY AND RESULTS

As announced at the end of 1st half of 2003, Banco Espírito Santo sold to Banque Sofinco shares representing 45% of the share capital of Credibom – Sociedade Financeira para Aquisição a Crédito S.A., reflected in the financial statements from June 30, 2003. As mentioned at that time, this transaction led to an extraordinary profit of euro 65.3 million in the consolidated accounts and euro 74.3 million in BES’ individual accounts. The extraordinary profit was fully allocated to reinforcing, by euro 111.8 million, the Fund for General Banking Risks, increasing it to euro 126.4 million at year-end, thus neutralizing the effects of the operation on the net income of the year.

As a result of this disposal, BES consolidated balance sheet excludes Credibom’s assets and liabilities as from June 30, 2003, while the income statement reflects Credibom’s consolidation up to June 30, as, from the economic standpoint, this company contributed to BES Group first half results.

For purposes of comparability with previous periods and whenever justified by circumstances, the published financial and business data will also be presented proforma (excluding Credibom).

3.  RESULTS AND PROFITABILITY

Consolidated net income reached euro 250.2 million, a year-on-year increase of 12.5%, and a 14.4% rise on a like-for-like basis. Return on equity (ROE) reached 13.4% (13.1% in 2002), which represents a significant performance, bearing in mind the current low level of interest rates.

INCOME STATEMENT

				euro million

	2002	2002*	2003	%Chg*

Net Interest Income	808.2	786.3	749.3	–4.7
+ Fees and Commissions	407.3	407.2	469.5	15.3
= Commercial Banking Income	1,215.5	1,193.5	1,218.8	2.1
+ Capital Markets Results	138.5	138.5	213.4	54.1
= Banking Income	1,354.0	1,332.0	1,432.2	7.5
– Operating Costs	722.7	715.3	716.6	0.2
+ Extraordinary Results and Other	–57.2	–57.6	8.4	—
= Gross Results	574.1	559.1	724.0	29.5
– Net Provisions	280.8	271.9	381.5	40.3
Credit	224.3	215.3	216.7	0.6
Securities	59.3	59.3	–0.2	—
Other	–2.8	–2.8	165.1	—
= Results before Taxes and Minorities	293.3	287.2	342.5	19.2
– Income Taxes	38.5	36.2	55.0	51.8
– Minorities	32.3	32.2	37.2	15.7
= Net Income for the Year	222.5	218.8	250.2	14.4

* Proforma, considering the 1st semester of Credibom's activity

3.1 Net Interest Income

Net interest income reached euro 749.3 million, down 4.7% year-on-year, mainly explained by declining interest rates (the European Central Bank has cut the refi rate by 125 basis points since the end of the third quarter of 2002) and strict control of credit growth (e.g. reduced exposure to consumer credit). Net interest margin for the year stood at 2.02%, which compares to 2.22% last year.

3.2  Fees and Commissions

Fees and commissions reached euro 469.5 million, a year-on-year rise of 15.3% mainly boosted by traditional banking, and the positive contribution of bancassurance and investment funds.

The focus put on improving service quality and the launch of new client retention initiatives were crucial contributors to the growth achieved.

Banco Espírito Santo was elected by the Global Finance magazine as the Best Portuguese Sub-Custodian due to the high quality standards of its settlement and custody services.

3.3  Capital Markets Results

BES Group continued to target opportunities arising out of a rebounding equity market and, in particular, from the evolution of interest rates, where marked fluctuations produced gains in fixed-rate instruments.

3.4  Operating Costs

Operating costs were kept lower than targeted limits, rising by 0.2% on a like-for-like basis, based on the implementation of several projects and initiatives aiming at cost containment, like the integration of operating platforms, the restructuring of foreign branches, and the centralization of negotiations on supply contracts.

OPERATING COSTS

				euro million

	2002	2002*	2003	%Chg*

Staff Costs	323.1	320.7	318.5	–0.7
Other Admin Costs	264.9	261.0	257.3	–1.4
Depreciation	134.7	133.6	140.8	5.4

Operating Costs	722.7	715.3	716.6	0.2

* Proforma, considering the 1st semester of Credibom's activity

The rationalization plan for 2003 was successfully concluded, with a net reduction of 264 employees.

3.5  Provisioning

During the third quarter of the year, new rules relating to provisions for doubtful loans (Notice 8/2003, of January 30) came into force. This new framework reduced the ratio of provisions for general banking risks to mortgage loans from 1% to 0.5% as from last February, resulting in a surplus of existing provisions in the balance sheet amounting to euro 39.6 million. The released provisions were fully allocated to reinforce specific provisions for credit, as stated in the above mentioned Notice. However, that release did not impact positively the results for the year, as the charge for general banking risks includes an additional amount of euro 58 million above minimum requirements, in line with the prudent stance that characterizes the Bank.

PROVISION CHARGE

				euro million

			2002
PROVISIONS	2003
			Proforma	Stated

Specific for Credit – Needs	205.7		143.1	151.7
(Transfer from generic provisions: Notice 8/2003)	(39.6)		—	—
Specific Provisions via Income Statement	166.1		143.1	151.7
Generic for Credit	50.5	(1)	72.2	72.5
Total Provisions for Credit	216.7		215.3	224.2
For Securities	(0.2)		59.3	59.3
For Other Risks and Charges	31.6		(1.5)	(1.5)
For General Banking Risks	91.5	(2)	(19.9)	(19.9)
For Country Risk	19.1		12.4	12.4
For Equity Holdings and Other Purposes	22.8		6.3	6.3

TOTAL	381.5		271.9	280.8

(1) Includes euro 35.4 million above requirements.
(2) Charge reflecting a prudent stance vis-a-vis the national and international economic situation. Above the euro 91.5 million, the Fund for General Banking Risks was reinforced by euro 20.3 million to euro 126.4 million transfered from provisions for general credit risk in excess (December 2002: euro 14.6 million)

The net provision charge for the year amounted to euro 381.5 million, a year-on-year increase of 40.3%.

Specifically, credit provisions were reinforced by euro 216.7 million, while other provisions reached euro 164.8 million, including the charge for general banking risks, which shows BES prudent stance vis-à-vis the economic situation. The balance of the fund for general banking risks (on the balance sheet) reached euro 126.4 million, from euro 14.6 million in December 2002.

Provisions for equity holdings, calculated under Bank of Portugal Notice no. 4/2002, were increased by euro 15.8 million. Based on period-end prices, potential capital losses were substantially reduced, from euro 330.7 million in December 2002 to euro 147.2 million in December 2003 (-55%)

3.6  Extraordinary Results and Other

Extraordinary and other results include the amortization of extraordinary pension charges, as well as an extraordinary capital gain of euro 65.3 million from the disposal of 45% of Credibom (accomplished at the end of 1H2003). As already mentioned, this gain was totally allocated to the Fund for General Banking Risks, thus neutralizing the effect of the sale in net income.

4.  ACTIVITY HIGHLIGHTS

Notwithstanding macroeconomic constraints domestically and world-wide, BES Group showed strong business growth, particularly in terms of customer funds, which rose by 12.7%, thus strengthening the competitive position in this area. The progress achieved reflects the commercial strategy pursued, which continued to rely on innovation, deeper segmentation and sustained improvement of quality standards. The results achieved by BIC, by BESI in national and international investment banking, and the progress made by BES Açores are particularly noteworthy.

MAIN BUSINESS VARIABLES

				euro million

	2002	2002*	2003	% Chg*

Total Assets (1)	53,120	52,663	59,558	13.1

Net Assets	41,234	40,777	43,287	6.2
Loans to Customers (gross)	25,795	25,318	26,048	2.9
– Mortgage	8,645	8,645	8,461	–2.1
– Other Loans to Individuals	1,876	1,399	1,283	–8.3
– Corporate	15,274	15,274	16,304	6.7
Loans to Individuals / Gross Customer Loans (%)	40.8	39.7	37.4	–2.3	p.p.
Funds
+ Deposits	18,668	18,668	20,137	7.9
+ Debt Securities placed with clients	5,008	5,008	6,340	26.6
= On-Balance Sheet Customer Funds	23,676	23,676	26,477	11.8
+ Off-Balance Sheet Funds	10,383	10,383	11,924	14.8
= Total Customer Funds	34,059	34,059	38,401	12.7

Transformation Ratio (%)	106	104	96	–8	p.p.

* Proforma, excluding Credibom
(1) Net Assets + Asset Management + Off Balance Sheet Items + Secuitized Credit

Customer loans, reflecting the adverse conditions faced by the Portuguese and the international economies, showed moderate growth: 2.9% excluding securitized credit, and 5.9% including securitized credit.

						euro million

	Dec 02 *		Dec 03		Change (%)*

	Excluding	Including	Excluding	Including	Excluding	Including
	Securitization	Securitization	Securitization	Securitization	Securitization	Securitization

Loan Portfolio	25,318	26,821	26,048	28,392	2.9	5.9
Mortgage	8,645	9,641	8,461	10,366	–2.1	7.5
Other Loans to Indiv	1,399	1,646	1,283	1,464	–8.3	–11.1
Corporate	15,274	15,534	16,304	16,562	6.7	6.6

* Proforma, excluding Credibom

Mortgage loans remained the most dynamic item overall, rising by 7.5%; other loans to individuals were down by 11.1%, reflecting an increased selectivity criteria; corporate credit grew by 6.6% (10.2% in 2002).

At the end of November, the Group’s subsidiary Banco Internacional de Crédito concluded a new securitization of the mortgage portfolio (RMBS), amounting to euro 1 billion.

The increase in customer funds, coupled with the moderate growth of customer loans, led to a reduction of the transformation ratio, from 104% in December 2002 to 96% at the end of 2003.

Off-balance sheet funds, namely bancassurance products and mutual funds, continued to post a significant growth (+14.8%). This trend reflects an increase in demand for alternative saving products, explained by the current low level of interest rates. The Group has achieved market leadership in the pension plan business, with a market share of over 23%.

BES Investimento had a highly positive performance in 2003, posting a net profit of euro 26 million that greatly surpassed budgeted targets, and winning leadership positions in national and international investment banking, as attested by the accolades conferred by the most qualified entities in this market:

•	Prize for “The Best M&A House in Portugal”, awarded by the prestigious Euromoney magazine; also in the area of M&A, BES Investimento was ranked in the 1st, 2nd and 4th positions of Bloomberg’s league tables, respectively in Portugal, Brazil and the Iberian Peninsula; and “Arranger of the Year 2003 in Transportation and Infrastructure Sector” prize, awarded by the specialized Infrastructure Journal.

The international market was responsible for 30% of the Bank’s total revenues in 2003, as well as for some of the most important transactions carried out in the period, including:

•	Advisor to the Advent International private equity fund, in the structuring and execution of the public tender offer for Parques Reunidos S.A., in Spain;

•	Financial advisor to the consortium led by Corsán-Corviam, Comsa, Azvi, Sando Construcciones and BES in the tender for the award of the concession of the Madrid-Toledo motorway. The financing of this euro 353 million project will be structured and syndicated by BES Investimento as a project finance operation.

•	Financial advisor to Banco Bradesco in the acquisition of Banco BBVA do Brasil;

On December 31, 2003 BES, under a joint venture with CGD, set up a new renting company – Locarent, Companhia Portuguesa de Aluguer de Viaturas, S.A.. Its products will be sold by the commercial networks of Banco Espírito Santo, Banco Internacional de Crédito and Banco Espírito Santo dos Açores.

5.  ASSET QUALITY AND SOLVENCY

Under a conservative provisioning policy, the balance of credit provisions was increased by euro 41 million, above the increase of overdue loans (+ euro 32 million).

					YoY Change (*)

		Dec 2002 *	Sep 03	Dec 03	absolute	relative (%)

Loans to Customers (Gross)	eur mn	25,318	26,268	26,048	730	2.9
Overdue Loans	eur mn	521.4	598.0	553.6	32	6.2
Overdue Loans > 90 days	eur mn	457.2	527.3	478.0	21	4.5
Overdue and Doubtful Loans (BoP) (a)	eur mn	—	—	540.6	—	—
Provisions for Credit	eur mn	685.5	782.7	726.5	41	6.0

Overdue Loans / Loans to Customers (gross)%		2.06	2.28	2.13		0.07	p.p.
Overdue Loans > 90 days / Loans to Customers (gross)%		1.81	2.01	1.83		0.02	p.p.
Overdue and Doubtfull Loans (a) / Loans to Customers (gross)%		—	—	2.08		—
Coverage of Overdue Loans	%	131.5	130.9	131.2		–0.3	p.p.
Coverage of Overdue Loans > 90 days	%	149.9	148.4	152.0		2.1	p.p.
Coverage of Overdue and Doubtful Loans	%	—	—	134.4		—

* Proforma, excluding Credibom
(a) Calculated according to Bank of Portugal rules (Circular Letter no 99/03/2003)

The ratio of overdue loans over 90 days to customer loans stood at 1.83%, while the coverage ratio remained strong: 152.0% for overdue loans over 90 days and 131.2% for total overdue loans. The ratio of overdue and doubtful loans to total loans, calculated in accordance with the Bank of Portugal regulations (Circular Letter no. 99/03/DSB), stood at 2.08%.

In December Banco Internacional de Crédito sold a portfolio of overdue mortgage loans totaling euro 37.8 million to an international financial institution.

The solvency ratio remains at comfortable levels: 11.2% according to the Bank of Portugal rules (vs. 10.7% in December 2002) and 13.4% under the BIS criteria (December 2002: 12.6%).

In July 2003 Group BES issued euro 450 million preference shares. This issue aimed to reduce the foreign exchange volatility of the capital base linked to the value of preference shares. Thus, on August 18, 2003 the Group redeemed the preference shares issued in November 1996 and listed on the London Stock Exchange, for a total of USD 250 million, and on December 1, 2003, redeemed the preference shares issued on December 1, 1993 and listed on the New York Stock Exchange, for a total of USD 100 million.

		(%)

	2002	2003 (*)

Solvency Ratio (Bank of Portugal)
– TIER I	6.06	6.54
– Total	10.74	11.03
Solvency Ratio (BIS)
– TIER I	6.99	7.77
– Total	12.61	13.13

(*) Estimate

The medium and long-term debt rating is A1, as assigned by Moody’s, A– by Standard and Poor’s and A+ by FitchRatings.

6.  PRODUCTIVITY

Regarding productivity and efficiency, noticeable results have been achieved through cost containment policies, which led to further improvements in the cost to income ratio. At 50%, as of December 2003, this ratio reflects full achievement of the objective that had been set by the Board of Directors at the end of 2001.

The remaining productivity indicators also improved significantly, particularly the “Operating Costs / Average Net Assets” and “Total Assets per Employee” ratios.

	2002	2002 *	2003	YoY
				Change*

Cost to Income (including markets)	53.4%	53.7%	50.0%	–3.7	p.p.
Cost to Income (excluding markets)	59.5%	59.9%	58.8%	–1.1	p.p.

Operating Costs / Average Net Assets	1.8%	1.9%	1.7%	–0.2	p.p.
Total Assets** per Employee (eur '000)	7,017	7,151	8,262	15.5%

* Proforma ajusted for Credibom
** Net Assets + Asset Management + Other Off-Balance Sheet Items + Securitized Credit

A number of other integration/rationalization measures were taken, also aimed at raising productivity. The merger of Group BES’ three specialized credit units – Besleasing Mobiliária, Besleasing Imobiliária and Euroges Factoring – was announced at the end of the first half of the year. This merger, which will take place during February 2004, will produce synergies, both in terms of the business, where it will have an impact on banking revenue and, in terms of costs, optimizing processes and headcount.

The integration of Espírito Santo Dealer, Sociedade Financeira de Corretagem, into Banco Espírito Santo de Investimento was another step taken within the Group’s strategy of rationalizing the organization.

7.  PROFITABILITY

Return on assets (ROA) remained in line with the previous year, while return on equity (ROE) improved.

		(%)

	2002	2003

Return on Equity (ROE)	13.1	13.4
Return on Assets (ROA)	0.6	0.6

8.  ELECTRONIC BANKING

Concerning direct channels, 2003 was marked by the increased penetration of direct channels on the Group’s Client base, particularly internet banking (BESnet, for private individuals, and BESNet Negócios, for corporate clients). The year was quite important in many aspects: the penetration rate in the customer base reached 42%; the number of logins rose by 24%; the Quality Certification of BESnet (ISO 9001), and and for the first time BESnet matched the branch network in terms of interactions with the customer base.

The widespread acceptance of Direct Channels has become a reality. With a 47% penetration rate in the customer base, these Channels are radically changing the way customers relate with Group BES. In 2003 the BES site registered 17.8 million visitors, an increase of 61% over 2002, and at the year-end it had 672,000 users, 15% more than in the previous year. The number of logins hit a record high of 12.4 million, translating to a year-on-year rise of 24%.

Besides being a source of cost efficiency gains, Direct Channels are increasingly used to provide services. Fees and commissions generated in these channels reached 2.6 million euros, up by 42% on 2002.

BESnet excellence standards are highlighted by the “Best Consumer Internet Bank 2003” prize, and the Quality Certification of BESnet was the first certification (ISO 9001) of an internet banking service in Portugal.

At the end of the year, BESnet Negócios (internet service for corporate clients) had 33,000 users (year-on-year increase of 27%). The penetration rate in medium-sized and large companies reached 78%, and transactions made through this channel rose by 87% versus the previous year.

The telephone banking service – BES Directo – reached 743,000 users, the same as last year, as a result of the migration of customers to the Internet channel. Also, the widening of price differences between telephone banking and automatic channels’ has led to a reduction of 42% in the call center’s costs, resulting in annual savings of euro 2.2 million.

The pmelink.pt, an online business center for companies promoted by BES, CGD and PT, already has 12,000 companies as customers, and every day another 40 new companies start using it to purchase goods and services, thus confirming the value of this service. This channel’s turnover has reached euro 8 million, corresponding to a year-on-year increase of more than 80%.

Banco BEST, a joint project of BES and PT, continued to capitalize on a differentiated value proposal aimed at affluent customers, having already surpassed the 20,000 customer mark. In 2003 the ES Financial Consultants’ business was integrated into Banco BEST, leveraging on its asset management skills.

9.  BANCO ESPÍRITO SANTO (SPAIN)

In 2003 Banco Espírito Santo (Spain) pursued its strategy of specializing in retail and private banking, and business with companies operating in Portugal and Spain. The network of Benito y Monjardin was merged with the bank’s network, which now comprises a total of 31 branches concentrating all the Group’s activity in Spain.

In retail and private banking, assets under management reached euro 1,214 million, up by 9.5% year-on-year. Mortgage loans, closely associated to these segments, increased by 35%.

The network’s rationalization and costs cutting efforts (-9.3%) have contributed to business progress and are expected to deliver results in 2004.

Asset management in Spain continues to show strong growth, the recent initiative taken by the Group being part of this growth strategy in this market. In late January 2004, BES, through its subsidiaries ESAF, SGPS and Banco Espírito Santo (Spain), reached an agreement to purchase the asset management units of Banco Simeón (CGD Group) in Spain. This transaction is subject to a distribution agreement for the asset management products of BES Group through Banco Simeón’s branch network. This acquisition is expected to yield an increase of 15% in the total value of assets under management in Spain.

THE BOARD OF DIRECTORS

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2003
(Unaudited Figures)
	2002	2003
	(10[3] EUR)	(10[3] EUR)

NET ASSETS
Cash and deposits at the Central Banks	996,685	931,567
Loans and advances to credit institutions repayable on demand	844,058	697,176
Other loans and advances to credit institutions	5,674,990	6,886,160
(Provisions)	(8,870)	(39,831)
Loans and advances to customers	25,795,107	26,047,641
(Provisions)	(367,446)	(403,078)
Bonds and other fixed income securities	4,088,821	4,291,163
(Provisions)	(80,978)	(50,528)
a) Issued by Government and Public entities	1,201,171	946,285
(Provisions)	(6,128)	(2,298)
b) Issued by other entities	2,877,240	3,334,082
(Provisions)	74,850	48,230
c) Treasury stock	10,410	10,796
Shares and other variable income securities	720,805	577,475
(Provisions)	(102,800)	(88,405)
Investments in associated companies	51,413	55,606
(Provisions)	(2,384)	(2,385)
Other investments	943,126	944,044
(Provisions)	(32,004)	(52,483)
Intangible assets	523,119	593,457
(Amortizations)	(339,371)	(421,784)
Tangible assets	1,055,597	882,938
(Depreciations)	(628,977)	(538,243)
Unpaid Capital
Own shares		5
Other debtors	495,954	483,730
(Depreciations)	(21,938)	(27,630)
Prepayments and accrued income	1,628,916	2,520,101

TOTAL NET ASSETS	41,233,823	43,286,696

LIABILITIES AND SHAREHOLDERS' EQUITY
Amounts owed to credit institutions	7,678,707	6,468,640
a) Repayable on demand	333,232	326,769
b) With agreed maturity date	7,345,475	6,141,871
Amounts owed to customers	18,667,656	20,136,614
a) Savings accounts	2,338,075	2,170,637
b) Repayable on demand	7,321,027	7,594,051
c) With agreed maturity date	9,008,554	10,371,926
Debt securities	9,270,851	10,905,624
a) Bonds	7,613,710	9,359,584
b) Other securities	1,657,141	1,546,040
Other liabilities	187,883	227,200
Accruals and deferred income	783,759	672,892
Provisions for liabilities and charges	398,858	383,812
a) Pension plan and equivalent charges	4,660
b) Other provisions	394,198	383,812
Provision for general banking risks	14,594	126,364
Subordinated debt	1,695,799	1,651,558
Share capital	1,500,000	1,500,000
Share premium	300,000	300,000
Reserves	(20,981)	45,880
Revaluation reserves
Other retained earnings
Minority interests	534,236	617,867
Consolidated net profit	222,461	250,245

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	41,233,823	43,286,696

CONSOLIDATED INCOME STATEMENT AT DECEMBER 31, 2003
(Unaudited Figures)

	2002	2003
	(10[3] EUR)	(10[3] EUR)

CREDIT
Interest and similar income	2,339,249	2,090,842
Income from securities	10,740	16,522
Commissions	343,387	393,052
Gains on financial operations	3,335,070	2,597,986
Replacements and cancellations of provisions	213,333	236,615
Results of associated companies and subsidiaries excluded from the consolidation	2,309	5,975
Other operating income	117,116	119,520
Extraordinary income	26,971	98,319
Minority interests

TOTAL CREDIT	6,388,175	5,558,831

DEBIT
Interest and similar costs	1,531,035	1,341,494
Commissions	53,162	43,083
Losses on financial operations	3,207,344	2,401,150
General administrative costs	587,960	575,784
a) Staff costs	323,083	318,509
b) Other administrative costs	264,877	257,275
Amortisation and depreciation	134,716	140,808
Other operating costs	6,381	8,302
Provisions for overdue loans and other risks	489,640	606,365
Provisions for financial investments	4,548	11,766
Extraordinary losses	67,560	72,594
Income taxes	38,476	54,977
Other taxes	10,364	12,758
Results of associated companies and subsidiaries excluded from the consolidation	2,232	2,263
Minority interests	32,296	37,242
Consolidated profit for the period	222,461	250,245

TOTAL DEBIT	6,388,175	5,558,831

This news release may include certain statements relating to the Banco Espírito Santo Group that are neither reported financial results nor other historical information. These statements which include [targets, forecasts, projections, descriptions of anticipated cost savings, statements regarding the possible development or possible assumed future results of operations] and any statement preceded by, followed by or that includes the words “believes”, “expects”, “aims”, “intends”, “may” or similar expressions or negatives thereof are or may constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, regulations, and case law. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by forward-looking statements. These factors include, but are not limited to, changes in economic conditions in individual countries in which the BES Group conducts its business and internationally, fiscal or other policies adopted by various governments and regulatory authorities of Portugal and other jurisdictions, levels of competition from other banks and financial services companies as well as future exchange and interest rates. [Certain of the factors that could affect actual results and developments are described in Banco Espírito Santo’s Annual Report and Form 20-F under the heading “Risk Factors”.]
Banco Espírito Santo does not undertake to release publicly any revision to the forward-looking information included in this news release to reflect events, circumstances or unanticipated events occurring after the date hereof.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Espírito Santo Financial Group S.A.

By:		/s/ Manuel de Magalhães Villas-Boas

	Name:	Manuel de Magalhães Villas-Boas
	Title:	Director

     Date: 9 February, 2004